UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 MedAssets, Inc.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    584045108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 584045108                   13G                     Page 1 of 4 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON

           John A. Bardis
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            2,385,714  (see Item 4)
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             156,800 (see Item 4)
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,385,714 (see Item 4)
       WITH:         ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            156,800 (see Item 4)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,542,514 shares (see Item 4)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.7% (see Item 4)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

Item 1(a):     Name of Issuer:

               The name of the issuer is MedAssets, Inc. (the "Issuer")

Item 1(b):     Address of Issuer's Principal Executive Offices:

               The Issuer's principal executive offices are located at 100 North Point Center East, Suite 200, Alpharetta, GA 30022.

Item 2(a):     Name of Person Filing:

               This statement is filed by Mr. John A. Bardis, an individual.

Item 2(b):     Address of Principal Business Office or, if None, Residence:

               Mr. Bardis' business address is 100 North Point Center East, Suite 200, Alpharetta, GA 30022.

Item 2(c):     Citizenship:

               Mr. Bardis is a citizen of the United States of America.

Item 2(d):     Title of Class of Securities:

               This statement relates to shares of Common Stock of the Issuer, par value $0.01 per share (the "Common Stock").

Item 2(e):     CUSIP Number:

               The CUSIP number assigned to the Common Stock is 584045108.

Item 3: If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               A. [ ] Broker or dealer registered under Section 15 of the Act,

               B. [ ] Bank as defined in Section 3(a)(6) of the Act,

               C. [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

               D. [ ] Investment Company registered under Section 8 of the
                  Investment Company Act of 1940,

               E. [ ] Investment Adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E),

               F. [ ] Employee Benefit Plan or Endowment Fund in accordance with
                  13d-1 (b)(1)(ii)(F),

               G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               H. [ ] Savings Association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act,

               I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:

               (a) Amount beneficially owned: 2,542,514 shares of Common Stock
               (1)(2)

               (b) Percent of class: 5.7%(3)

               (c) Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote: 2,385,714 shares of Common Stock(1)

                    (ii) Shared power to vote or to direct the vote: 156,800 shares of Common Stock(2)

                    (iii) Sole power to dispose or to direct the disposition of:
                    2,385,714 shares of common Stock(1)

                    (iv) Shared power to dispose or to direct the disposition of: 156,800 shares of Common Stock(2)

(1) This amount includes (i) 120,000 shares of Common Stock held by the 2007 John Bardis Annuity Trust of which Mr. Bardis is trustee and sole beneficiary; and (ii) 35,074 shares of Common Stock issuable upon the exercise of options exercisable as of December 31, 2007 and 10,983 shares of Common Stock issuable upon the exercise of options which are scheduled to become exercisable within 60 days of such date.

(2) Includes (i) 120,000 shares of Common Stock held by the 2007 Judith Bardis Annuity Trust of which Judith Bardis, Mr. Bardis' spouse, is trustee and sole beneficiary; (ii) 8,000 shares of Common Stock held by Ms. Bardis; and
     (iii) 28,800 shares of Common Stock held by Mr. Bardis' children.

(3) Pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable with 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person. For purposes of computing the percentage of outstanding securities beneficially owned by Mr. Bardis, the number of shares issued and outstanding is based on the amount of shares outstanding as of December 31, 2007 and includes those shares Mr. Bardis has the right to acquire within 60 days of December 31, 2007, including any right to acquire through the exercise of any option.

Item 5:        Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8:        Identification and Classification of Members of the Group:

Not applicable

Item 9:        Notice of Dissolution of Group:

Note applicable

Item 10:       Certification

Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 5, 2008



/s/ John A. Bardis
------------------
John A. Bardis